Steven M. Przesmicki

+1 858 550 6070

przes@cooley.com

December 21, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Richie and Abby Adams

Re:	HTG Molecular Diagnostics, Inc.

Registration Statement on Form S-1

Filed December 6, 2022

File No. 333-268681

Ladies and Gentlemen:

On behalf of HTG Molecular Diagnostics, Inc. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 20, 2022 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) and proposed amendments to the Registration Statement.

In response to the Comment, the Company has revised the Registration Statement and is filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with this response letter.

Set forth below is the Company’s response to the Comment. The text of the Comment is included below for convenience.

Supplemental Response Filed December 20, 2022

Potential Modification of Certain Outstanding Warrants, page 21

1.

We note the proposed revised disclosure that, “[i]n connection with this offering, [you] may amend the terms of outstanding warrants” originally issued March 21, 2022, to change the exercise price and expiration date to coincide with those of the warrants in this offering, as inducement of the holder(s) of those warrants to participate in this offering. Based on this disclosure and the additional marked changed pages you provided supplementally, it appears you should revise this offering to include the registration of these warrants and identify the existing investor(s) who will receive the repriced warrants in the offering. In addition, tell us why the cost of the warrant repricing should not be included as an offering expense. Refer to Item 511 of Regulation S-K. Finally, please provide the proposed changed pages you submitted earlier today with your response, or under separate cover as correspondence in Edgar. We may have additional comments.

Cooley LLP    10265 Science Center Drive    San Diego, CA    92121-1117

t: (858) 550-6000 f: (858) 550-6420    cooley.com

U.S. Securities and Exchange Commission

December 21, 2022

Page Two

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company is no longer proposing to potentially amend the terms of outstanding warrants in connection with the offering. Accordingly, the draft disclosure provided to the Staff relating to the potential warrant modification is not included in the Amended Registration Statement. In accordance with the Staff’s request, the proposed change pages relating to the potential warrant modification provided to the Staff on December 20, 2022 are set forth in Annex 1 attached to this response letter.

*    *     *

Cooley LLP    10265 Science Center Drive    San Diego, CA    92121-1117

t: (858) 550-6000 f: (858) 550-6420    cooley.com

U.S. Securities and Exchange Commission

December 21, 2022

Page Three

The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6070 or Asa M. Henin of Cooley LLP at (858) 550-6104 with any questions or further comments regarding our response to the Comment.

Sincerely,

/s/ Steven M. Przesmicki
Steven M. Przesmicki
Cooley LLP

cc:	Shaun D. McMeans, HTG Molecular Diagnostics, Inc.

Asa M. Henin, Cooley LLP

Robert F. Charron, Ellenoff Grossman & Schole LLP

Cooley LLP    10265 Science Center Drive    San Diego, CA    92121-1117

t: (858) 550-6000 f: (858) 550-6420    cooley.com

Annex 1

[change pages follow]